Umpqua Holdings Corporation

One SW Columbia, Suite 1200
Portland, Oregon 97258

January 17, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Michael R. Clampitt

RE:                           Umpqua Holdings Corporation
Registration Statement on Form S-4
File No. 333-192346

Dear Mr. Clampitt:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Umpqua Holdings Corporation (“Umpqua”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-192346) (the “Registration Statement”) so that it may become effective at 4:00 p.m., Eastern time, on Friday, January 17, 2014, or as soon as practicable thereafter.

In connection with this request, Umpqua acknowledges the following:

1.             Should the U.S. Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

2.             The action of the Commission or the Staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve Umpqua from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

3.             Umpqua may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, Umpqua and Sterling confirm that there has been no material adverse change in the financial condition or results of operation of Umpqua or Sterling Financial Corporation since September 30, 2013.

Please contact Matthew M. Guest at (212) 403-1341 or Brandon C. Price  at (212) 403-1367 of Wachtell, Lipton, Rosen & Katz with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Sincerely,

Umpqua Holdings Corporation

By:	/s/ Steven L. Philpott
Steven L. Philpott
Executive Vice President, General Counsel and Secretary

[Signature Page to Umpqua S-4 Acceleration Request]